NEWS RELEASE

June 1, 2006

Trading Symbol: AMM – TSX, AAU - AMEX

A REVIEW OF ALMADEN’S PORTFOLIO OF SILVER, LEAD AND ZINC PROJECTS

Almaden Minerals Ltd. (“Almaden”) through its past and ongoing exploration programs has acquired a portfolio of silver-lead-zinc projects in Mexico and Canada. Below is a brief description of these projects and the results recovered to date.

Viky Prospect, Mexico

This property was discovered in 2005 during Almaden’s regional exploration program in Central Mexico. The property was acquired through staking, although a 100% interest in three small claims located in the vicinity has subsequently been purchased. The Viky prospect covers an area of replacement silicification which has developed in folded and deformed thinly bedded limestone. The property is considered prospective for silver-rich zones of quartz replacement and veining as well as silver-lead-zinc sulphide-rich replacement bodies. Eight samples taken of silicified limestone returned silver values as high as 247 g/t and averaging 102 g/t, lead values as high as 12.9% and averaging 4.3%, zinc values as high as 0.16% and averaging 0.04% and significant copper and other indicator metals typical of a silver-rich sulphide replacement style geologic environment.

Erika Prospect, Mexico

A 100% is held in the Erika property through staking. The property was originally acquired by the company in 1995 as a gold prospect, however subsequent work by the company has defined a large area of alteration and elevated silver, lead and zinc in soil geochemistry typical of a silver-rich quartz vein system. In 2005 a controlled source audio frequency magnetotellurics (“CSAMT”) geophysical survey was carried out on the property. This work program identified significant resistivity and conductivity anomalies thought to be representative of vein and sulphide replacement mineralisation respectively. A large soil sampling survey is currently underway.

Tuligtic Prospect, Mexico

Work is underway on Almaden’s wholly owned copper-gold-silver Tuligtic project in Puebla State, Mexico. The roughly 11,000 hectare Tuligtic project covers both an exposed porphyry copper and epithermal silver-gold system. Preliminary IP geophysical, rock and soil sample sampling, and geological surveys have identified a large area of alteration and mineralization (see news release of February 28, 2006). An area of quartz veining and silicification has returned rock-chip samples as high as 6 g/t gold and 800 g/t silver. Additional surveys have designed to better define targets for diamond drilling has recently been completed.

Cerro Colorado Prospect, Mexico

The Cerro Colorado prospect was identified during a regional exploration program carried out by Almaden and a 100% interest was acquired through staking. The property covers an area of highly altered volcanics which are overlying folded and deformed limestones. A high-sulphidation epithermal gold system manifests itself in the form of advanced argillic and vuggy silica alteration in the volcanic rocks while a ridge adjacent to this alteration hosts silicified and quartz stockwork veined limestone. The quartz veining and silicified limestone has returned significant silver and gold values in both rock and soil samples taken across the ridge. A single line of pole-dipole induced polarization (“IP”) geophysical survey was carried out over the ridge and returned coincident resistivity-high and chargeability-high anomalies over the area of anomalous soil and rock geochemistry and quartz veining and silicification. The Cerro Colorado property is thought to represent a complex epithermal mineralizing environment that is highly prospective for a bulk-tonnage type silver-gold deposit.

Fuego Prospect, Mexico

Almaden’s wholly owned Fuego gold-silver prospect is located in Oaxaca State, Mexico and was identified and staked by Almaden in 2003. Almaden optioned the Fuego property to Horseshoe Gold Mining Inc. (“Horseshoe”) on terms whereby Horseshoe can earn a 60% interest in the property by spending US$3 Million exploring the Fuego project and issuing 1,000,000 shares of Horseshoe to Almaden. A 15 hole 2,500 meter (“m”) diamond drilling program, carried out in late 2005 and early 2006, intersected banded quartz-adularia veining within broad zones of silicification. Significant drill intersections of this program included 1 m of 1 g/t gold and 138 g/t silver, 6.13 m of 1.0 g/t gold and 22 g/t silver, 2.66 m of 1.1 g/t gold and 68.5 g/t silver and 0.39 m of 4.26 g/t gold and 100 g/t silver (see Almaden news release of April 6, 2006). Almaden and Horseshoe are currently reviewing the results of this drill program in order to plan a follow-up drilling program later this year.

Goz Project, Canada

An undivided 100% interest is held by Almaden in the Goz Creek Property which is located in Yukon, Canada. The property covers an area of Lower Cambrian carbonate rocks which host strata-bound replacement zinc mineralisation. Diamond drilling and a subsequent resource estimate carried out in 1976 outlined 2.893 million proven and probable Tons averaging 11.25% zinc. This would probably conform to a measured and indicated resource but is not 43-101 compliant. The exploration potential to expand this resource is considered excellent.

Logan Project, Canada

Almaden has a 40% interest, carried to a positive production decision by 60% partner Yukon Zinc Corporation (“Yukon Zinc”), in the Logan silver-zinc property is located 108 kilometers northwest of Watson Lake and 38 kilometers north of the Alaska Highway in the Watson Lake Mining District, Southern Yukon. Between 1979 and 1988 a considerable amount of work was done on the property, including mapping, geochemistry, geophysical surveys, road and airstrip construction, and 103 diamond drill holes.

Exploration work has delineated an 8000-meter long northeast trending fault-related structure containing the Main, West and East zones. Within the Main Zone, an 1100-meter long zinc-silver deposit with a calculated mineral inventory (not 43-101 compliant) of 12,300,000 tonnes grading 6.17% zinc and 0.77 oz/silver has been outlined by diamond drilling. The Main Zone deposit, drill testing to vertical depths of up to 275 meters, is contained within a tabular, 50 to 140 meter wide, fault-bounded mineralized body that is dipping 70 degrees to the northwest. Sphalerite with lesser pyrite, arsenopyrite, chalcopyrite, pyrrhotite, silver-bearing lead sulfo-salts and cassiterite, occurs within quartz veins, breccia bodies, stockworks and silicified zones in highly altered granodiorite and andesite dyke rocks. Results of metallurgical testing are very encouraging and include zinc and silver recoveries in the mid 90% and mid 80% range respectively, with zinc concentrates assaying in the mid 50% range. The Logan deposit, open to depth, represents an important new silver-zinc metal resource in western Canada.

Meister River Project, Canada

Almaden holds an undivided 100% interest in the Meister silver-lead-zinc project in the Yukon Territory. The property covers a sequence of metamorphosed sedimentary rocks that host zinc-silver-lead bearing oxides thought to be representative of sulphide replacement-style mineralisation. A predecessor of Almaden drilled 27 holes on the property in the mid 1980’s and this work encountered significant silver-lead-zinc values. Highlights if this drilling include a 29.0 meter section that averaged 3.79% zinc and 41.8 g/t (1.22 oz/t) silver which included 14 meters that averaged 4.57% zinc, 0.94% lead and 68.9 g/t (2.01 oz/t) silver. Further drilling is required in order to define the limits of mineralisation and test the property’s potential.

Tim Prospect, Canada

Almaden holds an undivided 100% interest is held in the Tim property which is located roughly 72 kilometres west of Watson Lake, Yukon. The claims cover an area of anomalous silver-lead-zinc in soil geochemistry that is coincident with a significant IP geophysical response. This area was trenched in 1988 and this program uncovered silver, lead and zinc bearing iron and manganese oxides in 7 of the 18 trenches completed, tracing an up to 30 meter wide oxide zone over a strike length of 1,000 meters. A chip sample taken from a trench in this zone returned 4 meters averaging 352.4 g/t (10.28 oz/t) silver, 9.12% lead and two grab samples of mineralized muck material from a separate trench returned values of 1248.1 g/t (36.41 oz/t) silver and 49.5% lead, and 978.7 g/t (28.55 oz/t) silver and 32.0% lead respectively. The geology and mineralisation encountered on the Tim property is similar to that of the Silvertip Deposit, located 12 kilometres to the northeast from the Tim Property and owned by Silver Standard Resources Inc. (“Silver Standard”). The Silvertip deposit has a published Indicated Resource of 1.12 Mt averaging 378 g/t silver, 7.7% lead and 9.8% zinc (taken from Silver Standard’s website: www.silverstandard.com/s/resourcesummary.asp#sil).

Almaden currently has 15 active joint ventures, including 11 in which other companies are carrying all costs in order to earn an interest in the related projects. Almaden will continue with its successful business model of creating new value by identifying exciting projects and managing risk by forming joint ventures in which partner companies explore and develop these projects. Morgan Poliquin, P.Eng. (B.C.) a director of Almaden and a qualified person under the meaning of National Instrument 43-101, supervised the preparation of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan Poliquin”

____________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange and American Stock Exchange have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.